UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

On July 8, 2024, Brenmiller Energy Ltd. (the “Company”) signed an amendment to the credit facility agreement (the “Amendment”) with The European Investment Bank (the “EIB”). The initial credit facility agreement dated March 31, 2021 (the “EIB Agreement”), included funding limited to a total sum of €7.5 million. The funding was granted in a co-funding track, where EIB allowed withdrawals of sums equal to capital investments in the Company available in two tranches. On July 28, 2022, the first tranche of €4 million was drawn down by the Company with a 5.0% fixed annual interest rate. Interest payments are due annually on July 28 of each year and the principal shall be repaid in equal annual payments starting from July 28, 2026 and maturing on July 28, 2028.

Following the Amendment, the second tranche of €3.5 million is available within 48 months instead of 36 months of signing the EIB Agreement, or March 31, 2025, subject to certain conditions, with a 5.0% fixed annual interest rate.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and incorporated herein by reference.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File Nos. 333-272266 and 333-278602), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Amendment No. 5 to the Finance Agreement, dated July 8, 2024, by and between The European Investment Bank and Brenmiller Energy Ltd.^

^	Certain exhibits and schedules to Amendment No. 5 to the Finance Agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to provide to the Securities and Exchange Commission copies of such documents upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: July 15, 2024	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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